Exhibit 99.1

Pyxis Tankers Announces Financial Results for the Three Months Ended March 31, 2022

Maroussi, Greece, May 16, 2022 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS) (the “Company” or “Pyxis Tankers”), an international pure play product tanker company, today announced unaudited results for the three months ended March 31, 2022.

Summary

For the three months ended March 31, 2022, our Revenues, net were $6.9 million, while our time charter equivalent (“TCE”) revenues were $3.8 million, a decrease of $0.4 million, or 10.1%, compared to the same period in 2021. Net loss attributable to common shareholders for the three months ended March 31, 2022 was $3.7 million, or a loss per share (basic and diluted) of $0.09, which was greater than the results from the comparable period of 2021. Our Adjusted EBITDA was negative $0.7 million which represented a decrease of $1.5 million over the comparable 2021 quarter. For a definition and a reconciliation of Adjusted EBITDA, please see “Non-GAAP Measures and Definitions” below.

Valentios Valentis, our Chairman and CEO commented:

“Our results for the three months ended March 31, 2022 reflected the lingering effects from the Covid-19 Omicron variant on mobility and economic activity which resulted in a continuation of a soft spot chartering environment. Moreover, our quarterly results were impacted by non-recurring operational events, including the sale of two vessels and an accidental grounding of one of our medium range product tankers (“MR”), which resulted in reduced operating days for revenue opportunities. Consequently, the average daily TCE and utilization for our MR’s were lower than the same period in the prior year.

As previously discussed, we completed various initiatives over the last couple of years to position the Company to take advantage of better markets. Just as the recovery of global economies was gradually picking-up since the outbreak of Omicron, the war in the Ukraine created new challenges and opportunities which have been positive for our sector and the Company. Improving demand for refined petroleum products and low global inventories have been met by the effects of the war which has resulted in market dislocation, arbitrage opportunities, ton-mile expansion and higher charter rates for product tankers starting in March. After a prolonged, difficult period, we began to see a recovery of the sector with healthier rates that initially occurred in the Atlantic basin. Furthermore, over the last month, most of the Pacific basin has also shown significant improvement. In order to address high demand for transportation fuels, many refineries, including those located in the U.S. Gulf Coast, are running at high utilization and achieving near-record crack spreads. Greater global demand of diesel/gasoil, especially from Europe and Latin America, is competing with rising demand of jet fuel and gasoline as summer travel unfolds in the northern hemisphere, further stressing tight inventory positions. Increasing cargoes from U.S., Middle East and certain Asian refineries to end markets reflect expanding ton-mile voyages. This situation has been further compounded by the closure of older, less efficient refineries, primarily located in the Organization for Economic Co-operation and Development countries (OECD).

The recent dramatic improvement in demand for product tankers is further supported by long-term fundamentals. Despite recent headwinds of slowing economic activity, including the impact of Covid-19 on China, rising inflation and tightening monetary policies, we believe the chartering environment should remain favourable for the near-term given demand for refined products. Reasonable economic activity is supported by data from the International Monetary Fund (IMF) which still forecasts annual global GDP growth of 3.6% for this year and 2023. A leading research firm recently estimated that seaborne trade of refined products would grow 4% to 1.05 billion tons in 2022. The vessel supply outlook continues to look very positive with little new ordering of product tankers. We estimate that annual net supply growth for MR’s should be approximately 2% over the next two years.

1

From a risk/return standpoint, we continue to employ a mixed chartering strategy of short-term time and spot charters on a staggered basis to a diverse customer base. Three of our MR’s are currently trading spot and the remaining two tankers are under time charters. We have chosen not to pursue any Russian cargoes. With improving market conditions, we are pleased to report that as of May 13, 2022, 67% of our available days for the second quarter were booked at an average estimated daily TCE of $27,900. While our optimism for the charter market has improved, the uncertainties surrounding the global economy and the impact of the war as well as other geo-political events, temper our enthusiasm.”

Results for the three months ended March 31, 2021 and 2022

For the three months ended March 31, 2022, we reported Revenues, net of $6.9 million, an increase of $1.7 million, or 31.7%, from $5.2 million in the comparable period of 2021 primarily due to higher spot employment for our fleet. During the first quarter of 2022, two of our MR’s were under short time charters and three under spot voyages resulting in a daily TCE for our MR fleet of $11,227.

Our net loss attributable to common shareholders for the period ended March 31, 2022, was $3.7 million, or a loss per share of $0.09 (basic and diluted), compared to a net loss of $2.1 million, or a loss per share of $0.07 (basic and diluted) for the same period in 2021. Lower daily TCE of $11,227 and lower MR fleet utilization of 74.3% for our MR’s during the quarter ended March 31, 2022, were compared to $12,738 and 100%, respectively, during the same period in 2021. Operating expenses and vessel management fees were comparatively higher in the 2022 period as a result of the vessel additions in the second half of 2021, the “Pyxis Karteria” and “Pyxis Lamda”. The first quarter of 2022 was further negatively impacted by a $0.5 million non-recurring loss, or $0.01 per share, associated with repositioning costs for the sale of the two small tankers, the “Northsea Alpha” and “Northsea Beta”. The vessels were delivered to their buyer on January 28, and March 1, 2022, respectively. Furthermore, the Q1 2022 results were impacted by the absence of revenues from unscheduled off-hire days, substantially associated with the grounding of the Pyxis Epsilon in February and resultant vessel repairs. The Company’s 2015 built vessel returned to commercial employment at the end of March.

Our Adjusted EBITDA was negative $0.7 million for the three months ended March 31, 2022, which represented a decrease of $1.5 million from $0.8 million for the same period in 2021.

	Three months ended March 31,
(Amounts in thousands of U.S. dollars, except for daily TCE rates)	2021	2022

MR Revenues, net [2]	$3,547	$6,309
MR Voyage related costs and commissions [2]	(108)	(2,671)
MR Time charter equivalent revenues [1,2]	$3,439	$3,638

MR total operating days [2]	270	324

MR daily time charter equivalent rate [1,2]	12,738	11,227

1 Subject to rounding; please see “Non-GAAP Measures and Definitions” below.

2 “Northsea Alpha” and “Northsea Beta” which were sold on January 28, 2022 and March 1, 2022 respectively, have been excluded in the above table. Both vessels have been under spot employment for approximately 7 and 36 days, respectively, in 2022 as of the delivery date to their buyer.

2

Management’s Discussion and Analysis of Financial Results1 for the Three Months ended March 31, 2021 and 2022

(Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted)

Revenues, net: Revenues, net of $6.9 million for the three months ended March 31, 2022, represented an increase of $1.7 million, or 31.7%, from $5.2 million in the comparable period of 2021 as a result of higher spot employment for our MR’s, a 320-day increase in spot operating days, from 4 days in 2021 to 324 days during the same period in 2022. The increase in Revenues, net was partially counterbalanced by a decrease of 25.7% in fleet utilization from 100% in the comparable period of 2021 to 74.3% for the three months ended March 31, 2022. In Q1 2022, our daily TCE rate for our MR tankers was $11,227, a $1,511 per day decline from the comparable 2021 period as a result of the lower market rates, and the $2.1 million increase in the voyage related costs and commissions discussed below.

Voyage related costs and commissions: Voyage related costs and commissions of $3.1 million in the first quarter of 2022, represented an increase of $2.1 million, or 218.1%, from $1.0 million in the comparable period of 2021. This increase was substantially due to the 320-day increase in our MR’s spot employment and a decline in MR’s fleet utilization as well as significantly higher bunker fuel costs. Under spot charters, all voyage expenses are typically borne by us rather than the charterer and a decrease in time chartering results in increased voyage related costs and commissions

Vessel operating expenses: Vessel operating expenses of $3.4 million for the three months ended March 31, 2022, represented an increase of $0.9 million, or 34.4%, compared to the same period in 2021 which was mainly attributed to the addition of the “Pyxis Karteria” and “Pyxis Lamda” to our fleet in the second half of 2021, partially offset by the sales of “Northsea Alpha” and “Northsea Beta” which occurred during the first quarter, 2022. Fleet ownership days for the three months ended March 31, 2022 was 536 days compared to 450 days for the same period in 2021.

General and administrative expenses: General and administrative expenses of $0.6 million for the quarter ended March 31, 2022 were 5.3% lower than the same period in 2021 primarily due to lower professional fees.

Management fees: For the three months ended March 31, 2022, management fees were paid to our ship manager, Pyxis Maritime Corp. (“Maritime”), an entity affiliated with our Chairman and Chief Executive Officer, Mr. Valentis, and to International Tanker Management Ltd. (“ITM”), our fleet’s technical manager, increased by $0.2 million to $0.5 million as a result of the increased average number of vessels in our fleet, versus the comparable period in 2021, and the increase in the daily management fee paid to Maritime which increases annually in line with the inflation in Greece.

Amortization of special survey costs: Amortization of special survey costs of $0.1 million for the quarter ended March 31, 2022, remained flat compared to the same period in 2021.

Depreciation: Depreciation of $1.5 million for the quarter ended March 31, 2022, increased by $0.4 million or 37.8% compared to $1.1 million in the comparable period of 2021. The increase was attributed to the acquisition of vessels “Pyxis Karteria” and “Pyxis Lamda” after the first quarter of 2021 partly offset by the seizure of depreciation for vessels “Northsea Alpha” and “Northsea Beta” which were classified as held for sale at the end of 2021.

Loss from the sale of vessels, net: During the three months ended March 31, 2022, we recorded a non-recurring loss from the sale of the “Northsea Alpha” and “Northsea Beta” of $0.5 million related to the reposition costs for the delivery of the vessels to their buyer. No such expense was recorded for the comparable quarter in 2021.

Loss from debt extinguishment: In the first quarter of 2022, we recorded a loss from debt extinguishment of approximately $34,000 reflecting the write-off of the remaining unamortized balance of deferred financing costs, which were associated with the repayment of the “Northsea Alpha” and “Northsea Beta” loans during the most recent period. For the three months ended March 31, 2021 we recorded a loss from debt extinguishment of $0.5 million primarily reflecting a prepayment fee and the write-off of the remaining unamortized balance of deferred financing costs, both of which were associated with the loan on the “Pyxis Epsilon” (the “Eighthone Loan”) that was refinanced at the end of the first quarter in 2021.

Gain from financial derivative instruments: During the three months ended March 31, 2022, we recorded a gain from financial derivative instruments amounted to $0.2 million related to the valuation of the interest rate cap purchased in July 2021, for the amount of $9.6 million at a cap rate of 2% with a termination date of July 8, 2025.

Interest and finance costs, net: Interest and finance costs, net, for the quarter ended March 31, 2022, were $0.9 million, compared to $1.1 million in the comparable period in 2021, a decrease of $0.3 million, or 23.4%. This decrease was primarily attributable to lower interest costs derived from the refinancing on March 29, 2021, of the Eighthone Loan, which was partially counterbalanced by higher LIBOR rates paid on all the floating rate bank debt.

1 Amounts relating to variations in period–on–period comparisons shown in this section are derived from the unaudited interim consolidated financials presented below.

3

Unaudited Interim Consolidated Statements of Comprehensive Loss

For the three months ended March 31, 2021 and 2022

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Three months ended March 31,
	2021	2022

Revenues, net	$5,242	$6,906

Expenses:
Voyage related costs and commissions	(961)	(3,057)
Vessel operating expenses	(2,508)	(3,372)
General and administrative expenses	(642)	(608)
Management fees, related parties	(149)	(211)
Management fees, other	(194)	(310)
Amortization of special survey costs	(101)	(85)
Depreciation	(1,091)	(1,503)
Bad debt provisions	—	(50)
Loss from the sale of vessels, net	—	(466)
Operating loss	(404)	(2,756)

Other expenses:
Loss from debt extinguishment	(458)	(34)
Gain from financial derivative instruments	—	234
Interest and finance costs, net	(1,141)	(874)
Total other expenses, net	(1,599)	(674)

Net loss	$(2,003)	$(3,430)

Dividend Series A Convertible Preferred Stock	(85)	(231)

Net loss attributable to common shareholders	$(2,088)	$(3,661)

Loss per common share, basic and diluted	$(0.07)	$(0.09)

Weighted average number of common shares, basic and diluted	29,217,976	42,455,857

4

Consolidated Balance Sheets

As of December 31, 2021 and March 31, 2022

(Expressed in thousands of U.S. dollars, except for share and per share data)

	December 31, 2021	March 31, 2022
		(unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$6,180	$1,901
Restricted cash, current portion	944	341
Inventories	1,567	2,317
Trade accounts receivable	1,736	2,633
Less: Allowance for credit losses	(20)	(20)
Trade accounts receivable, net	1,716	2,613
Vessels held-for-sale	8,509	—
Prepayments and other current assets	186	299
Insurance claim receivable	—	1,601
Total current assets	19,102	9,072

FIXED ASSETS, NET:
Vessels, net	119,724	118,777
Total fixed assets, net	119,724	118,777

OTHER NON-CURRENT ASSETS:
Restricted cash, net of current portion	2,750	2,250
Financial derivative instruments	74	308
Deferred dry dock and special survey costs, net	912	1,019
Total other non-current assets	3,736	3,577
Total assets	$142,562	$131,426

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	$11,695	$5,910
Trade accounts payable	3,084	5,199
Due to related parties	6,962	4,822
Accrued and other liabilities	1,089	867
Total current liabilities	22,830	16,798

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs	64,880	63,424
Promissory note	6,000	6,000
Total non-current liabilities	70,880	69,424

COMMITMENTS AND CONTINGENCIES	—	—

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; of which 1,000,000 authorized Series A Convertible Preferred Shares; 449,673 Series A Convertible Preferred Shares issued and outstanding as at December 31, 2021 and March 31, 2022)	—	—
Common stock ($0.001 par value; 450,000,000 shares authorized; 42,455,857 shares issued and outstanding as at December 31, 2021 and March 31, 2022, respectively)	42	42
Additional paid-in capital	111,840	111,840
Accumulated deficit	(63,030)	(66,678)
Total stockholders’ equity	48,852	45,204
Total liabilities and stockholders’ equity	$142,562	$131,426

5

Unaudited Interim Consolidated Statements of Cash Flows

For the three months ended March 31, 2021 and 2022

(Expressed in thousands of U.S. dollars)

	Three months ended March 31,
	2021	2022

Cash flows from operating activities:
Net loss	$(2,003)	$(3,430)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	1,091	1,503
Amortization and write-off of special survey costs	101	85
Amortization and write-off of financing costs	62	81
Loss from debt extinguishment	458	34
Gain from financial derivative instruments	—	(234)
Bad debt provisions	—	50

Changes in assets and liabilities:
Inventories	195	(750)
Due to related parties	628	854
Trade accounts receivable, net	320	(947)
Prepayments and other assets	(11)	(113)
Insurance claim receivable	—	(1,601)
Special survey cost	—	(370)
Trade accounts payable	(347)	2,175
Hire collected in advance	(726)	—
Accrued and other liabilities	81	(223)
Net cash used in operating activities	$(151)	$(2,886)

Cash flow from investing activities:
Proceeds from the sale of vessel, net	—	8,509
Vessel acquisition	—	(2,995)
Ballast water treatment system installation	—	(437)
Net cash provided by investing activities	$—	$5,077

Cash flows from financing activities:
Proceeds from long-term debt	17,000	—
Repayment of long-term debt	(24,830)	(7,355)
Gross proceeds from issuance of common stock	25,000	—
Common stock offering costs	(1,737)	—
Proceeds from conversion of warrants into common shares	202	—
Payment of financing costs	(376)	—
Preferred stock dividends paid	(82)	(218)
Net cash (used in) / provided by financing activities	$15,177	$(7,573)

Net (decrease) / increase in cash and cash equivalents and restricted cash	15,026	(5,382)
Cash and cash equivalents and restricted cash at the beginning of the period	4,037	9,874
Cash and cash equivalents and restricted cash at the end of the period	$19,063	$4,492

6

Liquidity, Debt and Capital Structure

Pursuant to our loan agreements, as of March 31, 2022, we were required to maintain a minimum liquidity of $2.25 million. Total cash and cash equivalents, including restricted cash and the retention account of $0.3 million for one of our loans, aggregated $4.5 million as of March 31, 2022.

Total debt (in thousands of U.S. dollars), net of deferred financing costs:

	December 31, 2021	March 31, 2022
Funded debt, net of deferred financing costs	$76,575	$69,334
Promissory Note - related party	6,000	6,000
Total funded debt	$82,575	$75,334

Our weighted average interest rate on our total funded debt for the three months ended March 31, 2022 was 4.0%.

On January 28, and on March 1, 2022, pursuant to the sale agreement that we entered into on December 23, 2021, our small tankers “Northsea Alpha” and “Northsea Beta” respectively, were delivered to their buyers. The aggregate gross sale price was $8.9 million from which $5.8 million was used for the prepayment of the respective loan facilities and the balance for working capital purposes.

On March 31, 2022, we had a total of 42,455,857 common shares (the “Common Shares”) issued and outstanding of which Mr. Valentis beneficially owned 54.0%.

Following the Company’s Annual Shareholder Meeting of May 11, 2022, the board of directors of the Company approved the implementation of a reverse-split of our Common Shares at the ratio of one share for four existing Common Shares, effective May 13, 2022 (the “Reverse Stock Split”). Following the Reverse Stock Split, our Common Shares continued trading on the Nasdaq Capital Markets under its existing symbol, “PXS”, with a new CUSIP number, 71726130. The payment for fractional share interests in connection with the Reverse Stock Split reduced the outstanding Common Shares to 10,613,424 post-Reverse Stock Split. The Reverse Stock Split was undertaken with the objective of meeting the minimum $1.00 per share requirement for maintaining the listing of the Common Shares on the Nasdaq Capital Markets. Furthermore, following the Reverse Stock Split, (a) the Conversion Price, as defined in the Certification of Designation of the Company’s 7.75% Series A Cumulative Convertible Preferred Shares (NASDAQ Cap Mkts: PXSAP), was adjusted from $1.40 to $5.60 and (b) the Exercise Price, as defined in the Company’s Warrants to purchase Common Shares (NASDAQ Cap Mkts: PXSAW), was adjusted from $1.40 to $5.60.

Non-GAAP Measures and Definitions

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represents the sum of net income / (loss), interest and finance costs, depreciation and amortization and, if any, income taxes during a period. Adjusted EBITDA represents EBITDA before certain non-operating or non-recurring charges, such as vessel impairment charges, gain or loss from debt extinguishment, gain or loss on sale of vessel, gain or loss from financial derivative instruments and stock compensation. EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP.

EBITDA and Adjusted EBITDA are presented in this press release as we believe that they provide investors with means of evaluating and understanding how our management evaluates operating performance. These non-GAAP measures have limitations as analytical tools, and should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA do not reflect:

●	our cash expenditures, or future requirements for capital expenditures or contractual commitments;
●	changes in, or cash requirements for, our working capital needs; and
●	cash requirements necessary to service interest and principal payments on our funded debt.

7

In addition, these non-GAAP measures do not have standardized meanings and are therefore unlikely to be comparable to similar measures presented by other companies. The following table reconciles net loss, as reflected in the Unaudited Interim Consolidated Statements of Comprehensive Loss to EBITDA and Adjusted EBITDA:

	Three months ended March 31,
(Amounts in thousands of U.S. dollars)	2021	2022
Reconciliation of Net loss to Adjusted EBITDA

Net loss	$(2,003)	$(3,430)

Depreciation	1,091	1,503

Amortization of special survey costs	101	85

Interest and finance costs, net	1,141	874

EBITDA	$330	$(968)

Loss from debt extinguishment	458	34

Gain from financial derivative instruments	—	(234)

Loss from the sale of vessels, net	—	466

Adjusted EBITDA	$788	$(702)

Daily TCE is a shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. Daily TCE is not calculated in accordance with U.S. GAAP. We utilize daily TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes daily TCE to assist them in making decisions regarding the employment of the vessels. We calculate daily TCE by dividing Revenues, net after deducting Voyage related costs and commissions, by operating days for the relevant period. Voyage related costs and commissions primarily consist of brokerage commissions, port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract.

Vessel operating expenses (“Opex”) per day are our vessel operating expenses for a vessel, which primarily consist of crew wages and related costs, insurance, lube oils, communications, spares and consumables, tonnage taxes as well as repairs and maintenance, divided by the ownership days in the applicable period.

We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the same period. We use fleet utilization to measure our efficiency in finding suitable employment for our vessels and minimizing the amount of days that our vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning. Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances.

EBITDA, Adjusted EBITDA and daily TCE are not recognized measures under U.S. GAAP and should not be regarded as substitutes for Revenues, net and Net income. Our presentation of EBITDA, Adjusted EBITDA and daily TCE does not imply, and should not be construed as an inference, that our future results will be unaffected by unusual or non-recurring items and should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with U.S. GAAP.

8

Recent Daily Fleet Data:

(Amounts in U.S. dollars per day)		Three months ended March 31,
		2021	2022
Eco-Efficient MR2: (2022: 4 vessels)
(2021: 2 vessels)	Daily TCE :	13,679	11,356
	Opex per day :	6,324	6,801
	Utilization % :	100.0%	74.6%
Eco-Modified MR2: (1 vessel)
	Daily TCE :	10,856	10,722
	Opex per day :	6,660	7,749
	Utilization % :	100.0%	73.3%
MR Fleet: (2022: 5 vessels) *
(2021: 3 vessels) *	Daily TCE :	12,738	11,227
	Opex per day :	6,436	6,991
	Utilization % :	100.0%	74.3%

As of March 31, 2022 our fleet consisted of four eco-efficient MR2 tankers, “Pyxis Lamda”, “Pyxis Theta”, “Pyxis Karteria” and “Pyxis Epsilon”, and one eco-modified MR2, “Pyxis Malou”. During 2021 and 2022, the vessels in our fleet were employed under time and spot charters.

* a)	On December 20, 2021, we took delivery from a related party the “Pyxis Lamda”, a 50,145 dwt medium range product tanker built in 2017 at SPP Shipbuilding in South Korea. After her first special survey, the “Pyxis Lamda” launched commercial employment in early January, 2022. For 2021, the vessel contributed nil available days, and, consequently, voyage and related costs of $10 have been excluded from the above data.
b)	“Pyxis Karteria” was acquired on July 15, 2021 and commenced commercial activities at that time.
c)	Our two small tankers “Northsea Alpha” and “Northsea Beta” were sold on January 28, and March 1, 2022, respectively. Both vessels had been under Spot employment for approximately 7 and 36 days, respectively, in 2022 as of the delivery date to their buyer. The small tankers have been excluded in the table calculations for the three months ended March 31, 2022 and the comparative period.
d)	In February, 2022, the Pyxis Epsilon experienced a grounding at port which resulted in minor damages to the vessel. The vessel was off-hire for 43 days including shipyard repairs and returned to commercial employment at the end of March, 2022.

Conference Call and Webcast

Today, Monday, May 16, 2022, at 8:30 a.m. Eastern Time, the Company’s management will host a conference call to discuss the results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: [1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In).] Please quote “Pyxis Tankers.”

A telephonic replay of the conference and accompanying slides will be available following the completion of the call and will remain available until Monday, May 23, 2022. To listen to the archived audio file, visit our website http://www.pyxistankers.com and click on Events & Presentations under our Investor Relations page.

A webcast of the conference call will be available through our website (http://www.pyxistankers.com) under our Events & Presentations page.

Webcast participants of the conference call should register on the website approximately 10 minutes prior to the start of the webcast and can also access it through the following link:

https://events.q4inc.com/attendee/321712399

An archived version of the webcast will be available on the website within approximately two hours of the completion of the call. The information discussed on the conference call, or that can be accessed through, Pyxis Tankers Inc.’s website is not incorporated into, and does not constitute part of this report.

9

About Pyxis Tankers Inc.

We own a modern fleet of five tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids. We are focused on growing our fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their “eco” features and modifications. We are positioned to opportunistically expand and maximize our fleet due to competitive cost structure, strong customer relationships and an experienced management team whose interests are aligned with those of its shareholders. For more information, visit: http://www.pyxistankers.com. The information discussed contained in, or that can be accessed through, Pyxis Tankers Inc.’s website, is not incorporated into, and does not constitute part of this report.

Pyxis Tankers Fleet (as of May 13, 2022)

Vessel Name	Shipyard	Vessel type	Carrying Capacity (dwt)	Year Built	Type of charter	Charter(1) Rate (per day)	Anticipated Earliest Redelivery Date

Pyxis Lamda (2)	SPP / S. Korea	MR	50,145	2017	Time	$15,700	Aug 2022
Pyxis Epsilon	SPP / S. Korea	MR	50,295	2015	Spot	n/a	n/a
Pyxis Theta	SPP / S. Korea	MR	51,795	2013	Spot	n/a	n/a
Pyxis Karteria (3)	Hyundai / S. Korea	MR	46,652	2013	Time	23,750	July 2022
Pyxis Malou	SPP / S. Korea	MR	50,667	2009	Spot	n/a	n/a

			249,554

1)	Charter rates are gross and do not reflect any commissions payable.
2)	“Pyxis Lamda” is fixed on a time charter for an option period of min 70, max 180 days +/- 15 days at $15,700 per day.
3)	“Pyxis Karteria” is fixed on a time charter for min 75, max 130 days at $23,750 per day.

Forward Looking Statements

This press release contains forward-looking statements and forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995 applicable securities laws. The words “expected’’, “estimated”, “scheduled”, “could”, “should”, “anticipated”, “long-term”, “opportunities”, “potential”, “continue”, “likely”, “may”, “will”, “positioned”, “possible”, “believe”, “expand” and variations of these terms and similar expressions, or the negative of these terms or similar expressions, are intended to identify forward-looking information or statements. But the absence of such words does not mean that a statement is not forward-looking. All statements that are not statements of either historical or current facts, including among other things, our expected financial performance, expectations or objectives regarding future and market charter rate expectations and, in particular, the effects of COVID-19 or any variant thereof, or the war in the Ukraine, on our financial condition and operations and the product tanker industry in general, are forward-looking statements. Forward-looking information is based on the opinions, expectations and estimates of management of Pyxis Tankers Inc. (“we”, “our” or “Pyxis”) at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Although we believe that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, those are not guarantees of our future performance and you should not place undue reliance on the forward-looking statements and information because we cannot give any assurance that they will prove to be correct. Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties and actual results and future events could differ materially from those anticipated or implied in such information. Factors that might cause or contribute to such discrepancy include, but are not limited to, the risk factors described in our Annual Report on Form 20-F for the year ended December 31, 2021 and our other filings with the Securities and Exchange Commission. The forward-looking statements and information contained in this presentation are made as of the date hereof. We do not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except in accordance with U.S. federal securities laws and other applicable securities laws.

Company

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

info@pyxistankers.com

Visit our website at www.pyxistankers.com

Company Contact

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Source: Pyxis Tankers Inc.

10